Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 26, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oren Bryan and Shiran Gazit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, May 27, 2014, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, on Thursday, June 26, 2014 at 5:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of an Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of an Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal described below, this Proxy will be voted FOR the proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ENZYMOTEC LTD.

JUNE 26, 2014

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
    Directions
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of the proposal and wish to vote “For” or “Against” the proposal, you should not fill out this proxy card but should instead contact Shiran Gazit, the Company’s General Counsel, at + 972 74 717 7177 or (Fax; +972 74 717 7001), who will advise you as to how to submit your vote for the proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in the proposal, you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.
1.
To approve a Compensation Policy with respect to the terms of service and employment of the Company’s office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”).

		☐	☐	☐
By filling out and returning this proxy card with respect to the proposal, the undersigned hereby confirms (whether voting "For" or "Against" the proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” the proposal, you should not fill out your vote and should instead follow the "Directions" opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.